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                 July 22, 2020

       Mary Anne Scully
       Chief Executive Officer
       Howard Bancorp, Inc.
       3301 Boston Street
       Baltimore, MD 21224

                                                        Re: Howard Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 17, 2020
                                                            File No. 333-239937

       Dear Ms. Scully:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance